SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT | 11/25 COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - Registro CVM 1431-1 B3 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) Call for AGESP PN: Migration to the New Market of [B]³ Companhia Paranaense de Energia - Copel, in continuation of Material Facts No. 4/25, 6/25, 7/25, 8/25, and 9/25, and in compliance with the provisions of § 4 of Article 157 of Law No. 6,404, dated December 15, 1976 (Corporation Law), and Resolution No. 44 of the Brazilian Securities and Exchange Commission (CVM) of August 23, 2021, as amended, hereby announces that it has convened, on this date, a special meeting of preferred shareholders - AGESP PN, pursuant to Article 136, Paragraph 1, of the Brazilian Corporations Law, to ratify the mandatory conversion of all preferred shares at a ratio of one new common share to one new class “C” preferred share (“PNC”) compulsorily redeemable. The AGESP PN, which will be held, on first call, on November 17, 2025, is part of the measures necessary to complete the processes of changing its shareholding structure and migrating the Company to the Novo Mercado of [B]³ S.A. - Brasil, Bolsa, Balcão, as approved at the 212th Extraordinary General Meeting (AGE) on August 22, 2025. The other conditions set forth for the conversion, as approved at the 212th AGE, are following the common procedures for this type of operation and will be disclosed to the market in due course. In this regard, the Company emphasizes that the process of implementing the mandatory conversion of all class “B” preferred shares (“PNB”) into class “A” preferred shares (“PNA”) (“PN Unification”) will be completed before the PN AGESP. Thus, prior to the date of the PN EGM, all shareholders currently holding preferred shares will be holders of PNA shares and will be able to vote on the PN Ratification. The Company will disclose a new Material Fact informing the dates related to the completion of the PN Unification, including the date on which the current PNB shareholders will have their respective PNA shares credited. The Company further emphasizes that holders of preferred shares who do not vote in favor of the PN Ratification at the PN AGESP will have the right to withdraw upon reimbursement of shares that they have held uninterruptedly between June 23, 2025, inclusive, and the effective date of reimbursement, as disclosed by the Company in due course. The documentation convening the PN AGM is available for consultation on the websites of the CVM (www.gov.br/cvm), [B]³ (www.b3.com.br), and the Company itself (https://ri.copel.com/). Reaffirming its commitment to transparency, in accordance with applicable laws and regulations and in line with best corporate governance practices, the Company reiterates that it will keep its shareholders and the market in general informed of relevant developments and progress through its usual disclosure channels. Curitiba, October 24, 2025 Felipe Gutterres Vice-President of Financial and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.